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                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549
                                        SCHEDULE 13D/A
                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 1)*

                                  Cognigen Networks, Inc.

                                      (Name of Issuer)
                          Common Stock, $0.001 par value per share

                               (Title of Class of Securities)
                                        19242 L 20 0

                                       (CUSIP Number)
  Darrell H. Hughes, 7001 Seaview Avenue, N.W., Suite 210, Seattle, Washington 98117 (206)
                                          297-6151

                       (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)
                                       July 27, 2001

                  (Date of Event which Requires Filing of this Statement)
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
      following box. [   ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
      Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  19242 L 20 0..................................

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
             (entities only).
             Inter-American Telecommunications Holding Corporation............................

          2. Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) .............................................................................
             (b) .............................................................................

          3. SEC Use Only ....................................................................

          4. Source of Funds (See Instructions) OO............................................

          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
             2(e).............................................................................

          6. Citizenship or Place of Organization United States...............................

Number of Shares Beneficially Owned by Each Reporting Person With
              7. Sole Voting Power  -0-.......................................................

              8. Shared Voting Power  -0-.....................................................

              9. Sole Dispositive Power  -0-..................................................

        10. Shared Dispositive Power  -0-....................................................

         11. Aggregate Amount Beneficially Owned by Each Reporting Person  -0-................

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
             Instructions)....................................................................

         13. Percent of Class Represented by Amount in Row (11)  -0-..........................

         14. Type of Reporting Person (See Instructions)
             CO...............................................................................
             .................................................................................
             .................................................................................
             .................................................................................
             .................................................................................

Item 1.           Security and Issuer
This statement relates to the common stock of Cognigen Networks, Inc. (the
"Issuer").  The principal executive office of the Issuer is 7001 Seaview
Avenue, Suite 210, Seattle, Washington  98117.

Item 2.           Identity and Background

I-A.              (a)         Inter-American Telecommunications Holding
                              Corporation ("ITHC").

                  (b)         The principal office address of ITHC is 2608
                              Second Avenue, Suite 108, Seattle, Washington
                              98120.

                  (c)         The principal business of ITHC was providing,
                              carrying and reselling domestic and international
                              long distance telephone services and products.

                  (d)         During the last five years, ITHC has not been
                              convicted in a criminal proceeding (excluding
                              traffic violations or similar misdemeanors).

                  (e)         During the last five years, ITHC has not been a
                              party to a civil proceeding of a judicial or
                              administrative body of competent jurisdiction
                              required to be reported hereunder.

                  (f)         ITHC is a United States corporation organized
                              under the laws of Delaware.

I-B.              (a)         Kevin E. Anderson is President and a Director of
                              ITHC and is a beneficial controlling shareholder
                              of ITHC and of the Issuer..

                  (b)         The business address of Kevin E. Anderson is 2608
                              Second Avenue, Suite 108, Seattle, WA 98120.

                  (c)         Kevin E. Anderson is a consultant to the Issuer.

                  (d)         During the last five years, Kevin E. Anderson has
                              not been convicted in a criminal proceeding
                              (excluding traffic violations or similar
                              misdemeanors).

                  (e)         During the last five years, Kevin E. Anderson has
                              not been a party to a civil proceeding of a
                              judicial or administrative body of competent
                              jurisdiction required to be reported hereunder.

                  (f)         Kevin E. Anderson is a U.S. citizen.

I-C.              (a)         David G. Lucas is the Treasurer and a Director of
                              ITHC and is the Chief Financial Officer and
                              Treasurer of the Issuer.

                  (b)         The business address of David G. Lucas is 3220
                              South Higuera Street, Suite 103-A, San Luis
                              Obispo, California 93401.

                  (c)         The principal occupation of David G. Lucas is as
                              Vice President of Finance of Cognigen Switching
                              Technologies, Inc.

                  (d)         During the last five years, David G. Lucas has
                              not been convicted in a criminal proceeding
                              (excluding traffic violations or similar
                              misdemeanors).

                  (e)         During the last five years, David G. Lucas has
                              not been a party to a civil proceeding of a
                              judicial or administrative body of competent
                              jurisdiction required to be reported hereunder.

                  (f)         David G. Lucas is a U.S. citizen.

I-D.              (a)         David L. Jackson is Vice-President, Secretary and
                              a Director of ITHC and is a Senior Vice President
                              of Corporate and Public Affairs and Secretary of
                              the Issuer.

                  (b)         The business address of David L. Jackson is 6
                              Valencia Road, Orinda, California 94563.

                  (c)         The principal occupations of David L. Jackson are
                              as Senior Vice President of Corporate and Public
                              Affairs and Secretary of the Issuer and an
                              arbitrator in dispute resolution of commercial
                              and labor law.

                  (d)         During the last five years, David L. Jackson has
                              not been convicted in a criminal proceeding
                              (excluding traffic violations or similar
                              misdemeanors).

                  (e)         In August 1997, the Colorado Supreme Court
                              removed David L. Jackson's name, as a result of
                              disbarment, from the list of attorneys authorized
                              to practice law in the Colorado courts.

                  (f)         David L. Jackson is a U.S. citizen.

II-A.             (a)         Cognigen Corporation ("Cognigen") controls ITHC.

                  (b)         The principal office address of Cognigen is 2608
                              Second Avenue, Suite 108, Seattle, Washington
                              98120.

                  (c)         The principal business of Cognigen is internet
                              marketing of long-distance telecommunications
                              services.

                  (d)         During the last five years, Cognigen has not been
                              convicted in a criminal proceeding (excluding
                              traffic violations or similar misdemeanors).

                  (e)         During the last five years, Cognigen has not been
                              a party to a civil proceeding of a judicial or
                              administrative body of competent jurisdiction
                              required to be reported hereunder.

                  (f)         Cognigen is a United States corporation organized
                              under the laws of Nevada.

II-B.             (a)         Kevin Anderson is President, a Director, and a
                              controlling shareholder of Cognigen.

                  (b)         The business address of Kevin Anderson is 2608
                              Second Avenue, Suite 108, Seattle, Washington
                              98120.

                  (c)         The principal occupation of Kevin Anderson is as
                              a consultant.

                  (d)         During the last five years, Kevin Anderson has
                              not been convicted in a criminal proceeding
                              (excluding traffic violations or similar
                              misdemeanors).

                  (e)         During the last five years, Kevin Anderson has
                              not been a party to a civil proceeding of a
                              judicial or administrative body of competent
                              jurisdiction required to be reported hereunder.

                  (f)         Kevin Anderson is a U.S. citizen.

II-C.             (a)         Laurel Anderson is Vice-President, Treasurer, and
                              a Director of Cognigen.  Ms. Anderson is the
                              spouse of Kevin Anderson.

                  (b)         The principal office address of Laurel Anderson
                              is 2608 Second Avenue, Suite 108, Seattle,
                              Washington 98121.

                  (c)         The principal occupation of Laurel Anderson is as
                              a telecommunications and business agent for
                              Cognigen.

                  (d)         During the last five years, Laurel Anderson has
                              not been convicted in a criminal proceeding
                              (excluding traffic violations or similar
                              misdemeanors).

                  (e)         During the last five years, Laurel Anderson has
                              not been a party to a civil proceeding of a
                              judicial or administrative body of competent
                              jurisdiction required to be reported hereunder.

                  (f)         Laurel Anderson is a U.S. citizen.

II-D.             (a)         Peter Tilyou is Secretary of Cognigen.

                  (b)         The principal office address of Peter Tilyou is
                              2608 Second Avenue, Suite 108, Seattle,
                              Washington 98121.

                  (c)         The principal occupation of Peter Tilyou is as a
                              consultant.

                  (d)         During the last five years, Peter Tilyou has not
                              been convicted in a criminal proceeding
                              (excluding traffic violations or similar
                              misdemeanors).

                  (e)         During the last five years, Peter Tilyou has not
                              been a party to a civil proceeding of a judicial
                              or administrative body of competent jurisdiction
                              required to be reported hereunder.

                  (f)         Peter Tilyou is a U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration

The Issuer and ITHC entered into a Stock Purchase and Asset Acquisition
Agreement dated August 19, 1999, in which the Issuer and ITHC agreed that the
Issuer would acquire all of the assets owned by ITHC in order to maximize the
Issuer's business development for the benefit of the Issuer and its shareholders. On August 20, 1999, the Issuer completed the first of two closings of the acquisition of all of the assets of ITHC in exchange for
29,242,953 shares of the Issuer's Common Stock. On November 24, 1999, ITHC
transferred 150,000 shares of the Issuer's Common Stock to two persons in partial payment of a finder's fee. On December 27, 1999, the Issuer and ITHC agreed that the total number of shares of the Issuer's Common Stock that were to be issued at the first closing was 11,742,953 shares rather than 29,242,953 shares and the total number of shares to be issued at the second closing was
37,298,444 shares.

On June 14, 2000, ITHC distributed all Issuer shares of Common Stock owned by
ITHC to ITHC shareholders in amounts proportionate to each shareholder's ownership percentage of ITHC common stock.

The second closing of the acquisition of all of the assets of ITHC was held on
June 15, 2001.  At this closing, ITHC received 37,298,444 shares of the
Issuer's Common Stock.  On July 27, 2001, ITHC distributed all of the Issuer's shares owned by ITHC shareholders in amounts proportionate to each shareholder's ownership of ITHC common stock.  As a result of the ITHC distribution of the Issuer's Common Stock to ITHC shareholders, ITHC currently owns no shares of the Issuer's Common Stock.

Effective October 15, 2001, each share of the Issuer's common stock was reverse split on a one-for-eight basis.  Unless otherwise indicated, the share figures contained in this Schedule 13D that are dated after October 15, 2001, account for this reverse split.

Item 4.           Purpose of Transaction

As described in Item 3 above, the purpose of the Stock Purchase and Asset
Acquisition Agreement was to enable the Issuer to acquire all of the assets of
ITHC and, thus, enable the Issuer to commence business operations.
Except as stated below, ITHC has no plans or proposals which relate to or would result in:

      (a)   The acquisition by any person of additional securities of the
Issuer or the disposition of securities of the Issuer;

      (b)   An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d)   Any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; except that the current directors and officers of the Issuer (other than David L. Jackson) were appointed as a result of the acquisition of the assets by ITHC;

      (e)   Any material change in the present capitalization or dividend policy of the Issuer;

      (f)   Any other material change in the Issuer's business or corporate structure;

      (g)   Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

      (j)   An action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer

      (a)   ITHC

      As of the date of this Schedule 13D, ITHC, which is a private company, beneficially owned no shares of the Common Stock of the Issuer.

      (b)   Jimmy Lee Boswell

      As of the date of this Schedule 13D, Mr. Boswell owned 454,939 shares, or approximately 4.1% of the outstanding shares of Common Stock of the Issuer, including a presently exercisable option to purchase 200,000 shares of the
Common Stock of the Issuer.

      (c)   David G. Lucas

      As of the date of this Schedule 13D, Mr. Lucas owned 251,017 shares, or approximately 2.3% of the outstanding shares of Common Stock of the Issuer.

      (d)   David L. Jackson

      As of the date of this Schedule 13D, Mr. Jackson owned 278,951 shares or approximately 2.6% of the outstanding shares of Common Stock of the Issuer.

      (e)   Cognigen Corporation

      As of the date of this Schedule 13D, Cognigen Corporation owned 3,696,006 shares, or approximately 34.1% of the Common Stock of the Issuer.

            (1)   Kevin Anderson

      Mr. Anderson is President, a Director, and a controlling shareholder of
Cognigen Corporation.  As of the date of this Schedule 13D, Mr. Anderson may be deemed to beneficially own 3,946,006 shares or approximately 36.3% of the outstanding Common Stock of the Issuer.  Mr. Anderson and members of his family are the beneficiaries of the Anderson Family Trust #1 that owns approximately
98.9% of the outstanding common stock of Cognigen Corporation.  Cognigen
Corporation owns 3,696,006 shares of the Issuer's outstanding common stock.
Mr. Anderson has sole voting and investment power over the shares of the
Issuer's Common Stock owned by Cognigen Corporation.  The other 250,000 shares are owned by the Anderson Family Trust #2 of which Mr. Anderson and members of his family are the beneficiaries.

            (2)   Anderson Family Trust #1

      As of the date of this Schedule 13D, the Anderson Family Trust #1 may be deemed to beneficially own 3,696,006 shares or approximately 34.1% of the outstanding Common Stock of the Issuer owned by Cognigen Corporation.  Kevin
Anderson and members of his family are the beneficiaries of the Anderson Family
Trust #1, which owns approximately 98.9% of the outstanding common stock of
Cognigen Corporation.

            (3)   Laurel Anderson

      Ms. Anderson is the wife of Kevin Anderson, and Vice-President, Treasurer and a Director of Cognigen Corporation.  Ms. Anderson may be deemed to beneficially own 3,696,006 shares or approximately 34.1% of the Common Stock of the Issuer, through her husband's beneficial ownership of Cognigen Corporation.
(See Item 5(e)(1) above).

            (4)   Peter Tilyou

      Mr. Tilyou is Secretary of Cognigen Corporation.  Mr. Tilyou is the sole trustee, but not a beneficiary of, the Anderson Family Trust #1 that owns approximately 98.9% of the outstanding common stock of Cognigen Corporation and the Anderson Family Trust #2 that owns 250,000 shares of the Common Stock of the Issuer.  As the managing officer/director of Combined Telecommunications
Consultancy, Ltd. ("CTC") and Telkiosk, Inc. ("Telkiosk"), and as the sole trustee of the Anderson Family Trusts #1 and #2, Mr. Tilyou may be deemed to beneficially own 4,698,293 shares, or approximately 43.3% of the outstanding
Common Stock of the Issuer.  This includes 537,149 shares owned by CTC; 215,138 shares owned by Telkiosk, and 250,000 shares owned by the Anderson Family Trust
#2 (see Item 5(e)(1) above) and 3,696,006 shares owned by the Anderson Family
Trust #1 (see Item 5(e)(2) above).  Mr. Tilyou has voting and investment power over the shares of the Issuer's common stock beneficially owned by CTC and
Telkiosk.  Mr. Tilyou is the beneficial owner of 33% of the outstanding shares of Telkiosk and 25% of the outstanding shares of CTC.

Item 6.            Contracts, Arrangements, Understandings or Relationships
                   with Respect to Securities of the Issuer
None.

Item 7.            Material to Be Filed as Exhibits

None.

                                         Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 9, 2001.

Date

/s/ David L. Jackson
Signature

David L. Jackson, Senior Vice President, Corporate and Public Affairs
Name/Title